kg
4/6

07006839

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
APR 0 6 2007
WASHINGTON, DC
210

SEC FILE NUMBER
8-52572

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: White Mountain Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 Broadway Suite 1802
(No. and Street)

New York | NY | 10006
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter Montalbano 212-509-0313
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kamler, Lewis & Noreman LLP
(Name – *if individual, state last, first, middle name*)

One Linden Place | Great Neck | NY | 11021-2640
(Address) | (City) | (State) | (Zip Code)

PROCESSED
APR 1 3 2007
THOMSON FINANCIAL

B

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Montalbano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of White Mountain Capital LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

Signature

CEO/PRESIDENT

Title

Notary Public

LINDA GETZONE
Notary Public, State of New York
No. 01GE4851342
Qualified in New York County
Commission Expires April 17, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WHITE MOUNTAIN CAPITAL, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY

INFORMATION REQUIRED BY RULE 17a-5 OF

THE SECURITIES AND EXCHANGE COMMISSION

AND INDEPENDENT AUDITOR'S REPORT

AND REPORT ON

INTERNAL ACCOUNTING CONTROL

DECEMBER 31, 2006

WHITE MOUNTAIN CAPITAL, LLC
FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION AND INDEPENDENT AUDITOR'S REPORT AND REPORT ON INTERNAL ACCOUNTING CONTROL
DECEMBER 31, 2006

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

33 Westchester Avenue
White Plains, NY 10604
Tel (914) 997-0800

INDEPENDENT AUDITOR'S REPORT

Members and Directors of
White Mountain Capital, LLC

We have audited the accompanying statement of financial condition of White Mountain Capital as of December 31, 2006, and the related statements of operations and members' equity, cash flows and changes in liabilities subordinated to claims of general creditors for the year ended December 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of White Mountain Capital, LLC at December 31, 2006 and the results of its operations and its cash flows for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Kamler, Lewis & Noreman LLP

February 13, 2007
Great Neck, New York

WHITE MOUNTAIN CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash and Cash Equivalents	$ 398,164
Due from Clearing House	166,782
Due from Affiliates	48,655
Property and Equipment-Net (Note 2)	15,180
Prepaid Expenses and Other Assets	33,490
	$ 662,271

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Securities Sold, Not Yet Purchased, at Market Value	$ 102,810	
Accounts Payable and Accrued Expenses (Note 3)	203,639	
		306,449
Subordinated Loan Payable (Note 8)		200,000
Commitments and Contingencies (Notes 3, 4, 5, 6, 7, 9, 10 and 11)		
Members' Equity		155,822
		$ 662,271

See accompanying notes to financial statements.

WHITE MOUNTAIN CAPITAL, LLC
STATEMENT OF OPERATIONS AND MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues:	
Firm trading income, net	$ 1,277,517
Commissions	1,016,530
Interest and dividends	43,468
Total Revenues	2,337,515
Direct Expenses:	
Compensation, payroll taxes and benefits	778,458
Commissions	423,209
Floor brokerage and clearance charges	612,980
Short dividends	84,584
Margin interest	13,347
Other operating expenses	679,483
Total Expenses	2,592,061
Net Loss	(254,546)
Members' Equity:	
Beginning of Year	410,368
End of Year	$ 155,822

See accompanying notes to financial statements.

WHITE MOUNTAIN CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash Flows From Operating Activities:	
Net Loss	$ (254,546)
Adjustments to reconcile net loss to cash:	
Depreciation	6,256
Changes in assets and liabilities:	
Decrease in deposits with clearing house	100,258
Decrease in due from clearing house	501,369
Increase in prepaid expenses and other assets	(1,474)
Increase in accounts payable and accrued liabilities	36,013
Decrease in securities sold, not yet purchased, at market value	(160,855)
Decrease in bank overdraft	(19,868)
Net Cash Provided By Operating Activities	207,153
Cash Flows From Investing Activities:	
Acquisition of property and equipment	(12,345)
Net Cash Used By Investing Activities	(12,345)
Cash Flows from Financing Activities:	
Proceeds from subordinated loan	200,000
Decrease in due from affiliates	3,356
Net Cash Provided by Financing Activities	203,356
Net Increase in Cash and Cash, End of Year	$ 398,164
Supplemental Disclosure of Cash Flows Information	
Cash Paid During the Period For:	
Interest	$ 14,457

See accompanying notes to financial statements.

WHITE MOUNTAIN CAPITAL, LLC
STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES
FOR THE YEAR ENDED DECEMBER 31, 2006

Subordinated Liabilities at January 1, 2006	$ -
Increase:	
Issuance of subordinated loan	200,000
Subordinated Liabilities at December 31, 2006	$ 200,000

The accompanying notes are an integral part of these financial statements

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

Note 1 - Summary of Significant Accounting Policies

Business Organization and Description

White Mountain Capital, LLC (the "Company") is a securities broker and also earns commissions on sales of subscriptions in Mutual Funds and Annuity Contracts. The Company also engages in proprietary trading of equity securities. The Company's customers are primarily located in the New York City metropolitan area. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with maturities of less than three months at the date of purchase to be cash equivalents.

Fair Value of Financial Instruments

The carrying amounts of the Company's cash, marketable securities, accounts payable and accrued expenses approximate their respective fair values at December 31, 2006.

Securities Transactions

Marketable security positions, which consist primarily of institutional mortgage-backed securities and asset-backed securities, are valued at the lower of cost or market. Securities not readily marketable are valued at fair value as determined by management.

Property and Equipment

Property and equipment are carried at cost. Depreciation is computed using the straight-line method at rates adequate to allocate the cost of applicable assets over their expected useful lives. The cost of maintenance and repairs is charged to income as incurred. Significant renewals and betterments are capitalized.

Impairment of Long-Lived Assets

The Company investigates potential impairments of its long-lived assets when evidence exists that events or changes in circumstances may have made recovery of an asset's carrying value unlikely. An impairment loss is recognized when the sum of the expected undiscounted future net cash flows is less than the carrying amount of the asset. No such losses have been identified.

Revenue Recognition

Generally accepted accounting principles require that trading profits and losses, commission income and related expenses be recorded on a trade date basis unless the difference between trade date and settlement date is immaterial. Agent placement fees are recognized in the period earned.

Income Taxes

The Company was organized as a limited liability company, and accordingly, no provision is required for federal and state income taxes. Under the Internal Revenue Code and similar state regulations, the Company is treated as a partnership and the income of the Company is taxed to the members.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and libilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in such estimates may affect amounts reported in future periods.

Guaranteed Payments to Members

Guaranteed payments to members that are intended as compensation for services rendered are accounted for as expenses rather than as allocations of net income.

Note 2 - Property and Equipment - Net

Property and equipment consist of the following at December 31, 2006:

Furniture and fixtures	$ 15,128
Computer equipment and software	17,432
	32,560
Less: Accumulated depreciation	17,380
	$ 15,180

Depreciation charged to income was $6,256 during the year ended December 31, 2006.

Note 3 - Related Party Transactions

The Company is a member of a group of affiliated entities in the financial services industry. The Company earns commission income from an affiliated investment partnership (IP) as well as from officers and employees of companies in the affiliated group, and their family members. In connection with the Company's broker agreement, under certain circumstances, the Company also earns fees on the IP's short cash balances held at the broker and on the margin interest paid by the IP to the broker.

Balances and transactions with affiliates and other related parties are as follows:

Due from affiliates	$ 48,655
Commission income	$ 220,000

Note 4 - Membership Interests

The Company's membership interest consists of three classes. All classes share in the Company's profits and losses. Class A and B also have voting rights. Upon dissolution of the Company, each holder of Class B units is entitled to receive, distributions equal to the total amount of initial capital contributed. The holders of Class A units are entitled to the remaining assets.

Note 5 - Financial Instruments With Off Balance Sheet Risk

The Company is engaged in various trading and brokerage activities whose counterparties include primarily broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company's exposure to risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair a customer's ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with the clearing broker's internal guidelines. The Company monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 6 - Securities Sold Short

The Company is subject to certain inherent risks arising from its activities of selling securities short. The ultimate cost of the Company to acquire these securities may exceed the liability reflected in the financial statements. In addition, the Company is required to maintain collateral with the broker to secure these short positions.

Note 7 - Leases

In November, 2005, the Company entered into an operating lease for office space in New York City, which expires in June, 2007. The lease required minimum annual rentals. Future minimum annual rental under this lease is approximately $32,000.
Rent expense for the year ended December 31, 2006 was $68,020 .

Note 8 - Subordinated Loan

In January, 2006 the Company entered into an agreement with its clearing broker for a $200,000 subordinated loan. The proceeds for the subordinated loan were received in March, 2006 and is included as part of the Company's net capital. The loan matures in March 2008 and bears interest, payable monthly, at the clearing broker's margin rate. At December 31, 2006 the interest rate was approximately 8.95%.

Note 9 - Concentrations of Credit Risk

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of domestic and foreign corporations, institutional and individual investors. A substantial portion of the Company's transactions are executed with and on behalf of institutional investors including other brokers and dealers, mortgage brokers, commercial banks, U.S. governmental agencies, mutual funds and other financial institutions. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions, can be directly impacted by volatile securities markets, credit markets and regulatory changes.

Note 10 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. The rule also provides that capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10:1. At December 31, 2006, the Company had net capital of $232,306, which was $132,306 in excess of its required net capital of $100,000. The Company's ratio of Aggregate Indebtedness to Net Capital was to .88 to 1.

Note 11 - Contingencies

The Company is a party to various claims in the ordinary course of business. Management believes that the aggregate impact of such claims, if any, will not have a material impact on the financial position, results of operations, or liquidity of the Company.

On February 6, 2006, the Company was notified by the Regional Counsel of National Association of Securities Dealers (NASD) that recommendation for formal disciplinary actions were forwarded to the NASD Department of Enforcement for alleged membership violations arising initially out of a August, 2003 NASD examination. This examination had been ongoing until May 2005. Disciplinary actions could result in fines and/or sanctions against the Company and its principals. As of the date of this report one of the members was suspended from any activity or contact with the firm for one month commencing the beginning of 2007. No additional disciplinary actions have been taken by NASD Department of Enforcement against the Company or its principals.

The Company is cooperating with the NASD in its investigation. Although the outcome of this matter cannot be predicted, the Company has recorded an accrual for such contingency which is included in accounts payable and accrued expenses on the accompanying balance sheet and in other operating expenses on the accompanying statement of operations and members equity.

Note 12 - Exemption

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

33 Westchester Avenue
White Plains, NY 10604
Tel (914) 997-0800

**INDEPENDENT AUDITOR'S REPORT
ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION**

Members and Directors
White Mountain Capital, LLC

We have audited the accompanying financial statements of White Mountain Capital, LLC for the year ended December 31, 2006 and have issued our report thereon dated February 13, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I on the following page is presented for purposes of additional analysis, and is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Kamler, Lewis & Noreman LLP

February 13, 2007
Great Neck, New York

WHITE MOUNTAIN CAPITAL, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

Schedule I

Net Capital:	
Total members' equity per statement of financial condition	$ 155,822
Subordinated Loan	200,000
Total net capital and allowable subordinated liability	355,822
Deductions - nonallowable assets:	
Due from affiliate	48,655
Property and equipment, net	15,180
Other assets	33,490
Total nonallowable assets	97,325
Haircuts on trading securities	26,191
Total Net Capital (Note 10)	$ 232,306
Aggregate Indebtedness:	
Accounts payable and accrued expenses	203,639
Total Aggregate Indebtedness	$ 203,639
Computation of Basic Net Capital Requirement:	
Minimum net capital required (6-2/3% of $203,639)	$ 13,577
Minimum dollar net capital requirement	$ 100,000
Net capital requirement	$ 100,000
Excess net capital (Note 10)	$ 132,306
Ratio of aggregate indebtedness to net capital (Note 10)	.88 to 1

WHITE MOUNTAIN CAPITAL, LLC
RECONCILIATION PURSUANT TO RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

Schedule II

Net Capital, as reported in the Company's December 31, 2006 FOCUS Report	$ 283,980
Audit adjustments relating to:	
Net increase in loss resulting from accrual for contingency reserve	(50,000)
Other	(1,674)
Net Capital per this report (Schedule I)	$ 232,306

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

33 Westchester Avenue
White Plains, NY 10604
Tel (914) 997-0800

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Members and Directors
White Mountain Capital, LLC

In planning and performing our audit of the financial statements and supplemental schedule of White Mountain Capital, LLC for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by White Mountain Capital, LLC including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

33 Westchester Avenue
White Plains, NY 10604
Tel (914) 997-0800

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (CONTINUED)

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kamler, Lewis & Noreman

Kamler, Lewis & Noreman LLP

February 13, 2007
Great Neck, New York

END